SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  November  2003

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

News Release on Signed Agreement to Acquire Significant Gold Deposit

On November 5, 2003, Minco Mining & Metals Corporation (the "Registrant") announced it has executed several agreements with Gansu Provincial government and two other companies for the exploration and development of the Anba gold deposit in the Yangshan Gold Field, Gansu, China.  Terms of the Registrant's agreement, through its joint venture company, Gansu Keyin Mining Co. Ltd. has the right to acquire a 40% equity interest in the Yangshan Gold Mining Co. Ltd. ("YGM").  YGM will acquire a 100% interest in the Anba gold deposit for US$6million, consisting of a 40% initial payment (US$2.4 mil) and the balance of 60% (US$3.6 mil) will be paid over five years.  Minco's subsidiary, Keyin, will be the largest shareholder in YGM and has the right to appoint the President.

The Yangshan Gold Field is located in the central part of the famous west Qinling gold belt.  The NE-trending Yangshan Gold Field is approximately 90 km long.

The Anba deposit is located near the middle of the Yangshan Gold Field.  Gold mineralization occurs in two principal vein groups.  Total resources, based on grid drilling and trenching are estimated by the Gansu Provincial Government at 16.1 million tones grading 5.64 g/t gold.  Two major strata-form ore bodies (#305 and #314) contribute 96% of the estimated resources.

Anba gold deposit is one of the largest gold discoveries in China.  Further exploration will commence shortly.

This purchase of the Anba deposit is subject to appropriate government approvals and the Toronto Stock Exchange.

The Registrant currently has 23,410,765 issued and outstanding common shares.

A copy of the Registrant's news releases dated November 5, 2003 is attached.

2.

Exhibits

2.1

News Release dated November 5, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    November 5, 2003

________________________

William Meyer

Director and Chairman

Exhibit 2.1

TSX: MMM
For Immediate Release:	November 5, 2003

NEWS RELEASE

MINCO SIGNED AGREEMENT TO ACQUIRE SIGNIFICANT GOLD DEPOSIT

Minco Mining & Metals Corporation is pleased to announce that it has signed several agreements with Gansu Provincial government and two other companies in Gansu for the exploration and development of the Anba gold deposit in the Yangshan Gold Field, Gansu, China.  Pursuant to the terms of the agreements, Minco, through its joint venture company, Gansu Keyin Mining Co. Ltd. ("Keyin") has the right to acquire a 40% equity interest in Yangshan Gold Mining Co., Ltd.("YGM"), a joint venture company to be established for the exploration and development of the Anba gold deposit. YGM will acquire a 100% interest in the Anba gold deposit for US$6 million, consisting of a 40% initial payment (US$2.4 mil) and the balance of 60% (US$3.6 mil) will be paid over five years. Minco's subsidiary, Keyin will be the largest shareholder in YGM and has the right to appoint the President.

The Yangshan Gold Field is located in the central part of famous west Qinling gold belt which hosts numerous carlin-style gold deposits with total proven gold resources of over 16 million ounces. The NE-trending Yangshan Gold Field is approximately 90 km long. Many gold geochemical anomalies have been identified over favorable structures and geological horizons. Several anomalies have been partially explored, leading  to the discovery of several gold deposits, including Anba (3 million oz gold), Yangshan (500,000 oz), Xinguan (550,000 oz), and Caodi (900,000 oz).

The Anba deposit is located near the middle of the Yangshan Gold Field.  Gold mineralization occurs in two principal vein groups and is hosted in granite porphyry and calcarious phylite.  Total resources, based on grid drilling and trenching are estimated by the Gansu Provincial Government at 16.1 million tonnes grading 5.64 g/t gold. Two major strata-form ore bodies (#305 and #314) contribute 96% of the estimated resources. Within 1.45 sq. km deposit area, ore body #305 is 2100m long with average width of 4.83m and average grade of 6.07g/t gold. Ore body #314 is 2050m long with average width of 6.57m, grading 5.41 g/t gold. Both ore bodies are open along strike and down-dip.

Anba gold deposit is one of the largest gold discoveries in China in recent years. Minco, together with its partners, will commence further exploration shortly.  The Company will  seek the opportunity to increase its interest in this significant gold deposit.

This purchase of the Anba deposit is subject to appropriate government approvals and the Toronto Stock Exchange.

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board, and designated Qualified Person.

For further information, please contact William Meyer or Ken Cai at Minco at

1-888-288-8288 or (604) 688-8002     info@mincomining.ca

www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.

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